Filed Pursuant to Rule 424(b)(3)

File No. 333-255685

NUVEEN NASDAQ 100 DYNAMIC OVERWRITE FUND (NASDAQ: QQQX)

(THE “FUND”)

SUPPLEMENT DATED JUNE 6, 2023

TO THE FUND’S PROSPECTUS SUPPLEMENT TO THE PROSPECTUS DATED MAY 1, 2021

Effective June 6, 2023, Virtu Americas LLC (“Virtu”) will be acting as Nuveen Securities, LLC’s (“Nuveen”) sub-placement agent with respect to at-the-market offerings of the Fund Common Shares. As a result of that change, the compensation to be paid to Nuveen, pursuant to a distribution agreement between the Fund and Nuveen, and compensation paid to the sub-placement agent, pursuant to a selected dealer agreement, has changed. As such, all references in the Prospectus Supplement to Truist Securities, Inc. are replaced with references to Virtu and the following replaces the relevant disclosure in the Fund’s Prospectus Supplement under “Prospectus Supplement Summary - Offering Methods” and “Plan of Distribution – Distribution Through At-The-Market Transactions”:

The Fund will compensate Nuveen Securities with respect to sales of Common Shares at a variable commission rate. The variable commission rate shall be equal to the sum of (i) seventy-five percent (75%) of the premium to net asset value with respect to the sale of any Common Shares sold until such compensation is equal to 0.80% of the aggregate gross sales proceeds and (ii) twenty-five percent (25%) of the premium to net asset value with respect to the sale of any Common Shares sold until such compensation is equal to 0.20% of the aggregate gross sales proceeds. Nuveen Securities will compensate Virtu as sub-placement agent at a variable commission rate equal to seventy-five percent (75%) of the premium to net asset value with respect to the sale of any Common Shares sold until such compensation is equal to 0.80% of the aggregate gross sales proceeds.

PLEASE KEEP THIS WITH THE

FUND’S PROSPECTUS SUPPLEMENT FOR FUTURE REFERENCE